SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2003

CALL-NET ENTERPRISES INC.
(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.

Date: August 7, 2003	By:	/s/ George Malsyheff

Name: George Malysheff Title: Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 26, 2003 — Sprint Canada renews telecommunications contract with over 1,000 health and social service organizations in Quebec

99.2	Press Release dated May 26, 2003 — Sprint Canada receives Cisco Powered Network Designation for its Multi-service VPN Offering

99.3	Press Release dated May 29, 2003 — Call-Net call on the CRTC to jumpstart competition in the residential telephone market

99.4	Press Release dated June 5, 2003 — Call-Net Enterprises appoints CFO

99.5	Press Release dated June 19, 2003 — Sprint Canada and Microcell Solutions Agree to Deliver a Unique Wireline and Wireless Service Bundle to Residential Consumers

99.6	Press Release dated July 7, 2003 — Call-Net Enterprises subsidiary AlternaCall Inc. enters into an agreement to acquire the assets of Mosaic Performance Solutions Canada

99.7	Press Release dated July 9, 2003 — Call-Net Enterprises Inc. to release Q2 Financial and Operating results — July 30, 2003

99.8	Press Release dated July 16, 2003 — Call-Net Enterprises subsidiary AlternaCall, announces the closure of a previously announced transaction

99.9	Press Release dated July 21, 2003 — Call-Net Enterprises heralds today’s CRTC decision directing ILECs to unbundle DSL from residential local service

99.10	Press Release dated July 23, 2003 — Sprint Canada Inc. arranges accounts receivable securitization

99.11	Press Release dated July 30, 2003 — Call-Net Reports Second Quarter 2003 Results

99.12	Call-Net’s financial statements and interim management discussion and analysis for the three months ending June 30, 2003